                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             Carleton Corporation
                             --------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                   142209204
                                --------------
                                 (CUSIP Number)


                               Daniel Cooperman
             Senior Vice President, General Counsel and Secretary
                              Oracle Corporation
                              500 Oracle Parkway
                            Redwood City, CA  94065
                             Tel:  (650) 506-7000
                             --------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 21, 2000
                               ----------------
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this statement, and is filing this schedule because of (S)(S)240.113d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.[_]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.  142209204                               Page 2   of   5 Pages
------------------------                    ----------------------------------

  1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
      Oracle Corporation - 942871189
----------------------------------------------------------------------------
  2)  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)[_]
      (b)[_]
----------------------------------------------------------------------------
  3)  SEC Use Only
----------------------------------------------------------------------------
  4)  Source of Funds (See Instructions)
      WC
----------------------------------------------------------------------------
  5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)[_]
----------------------------------------------------------------------------
  6)  Citizenship or Place of Organization
      DE
----------------------------------------------------------------------------

Number of Shares   7) Sole Voting Power                  100
                   ---------------------------------------------------------
  Beneficially     8) Shared Voting Power                0
     Owned         ---------------------------------------------------------
by Each Reporting  9) Sole Dispositive Power             100
                   ---------------------------------------------------------
   Person with:   10) Shared Dispositive Power           0
----------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      100
----------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_] (See Instructions)
----------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11)
      100%
----------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions)
      CO
----------------------------------------------------------------------------

       The following information is filed to amend the original Statement on
Schedule 13D dated November 18, 1999 ("Schedule 13D") of Oracle Corporation ("Oracle") with respect to the Common Stock of Carleton Corporation ("Carleton"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

       Item 1 of the Schedule 13D is hereby amended to state the following:

       The class of equity security to which this statement relates is the Common Stock, $0.01 par value, of Carleton Corporation. The address of Carleton's principal executive office is: 8500 Normandale Lake Blvd., Suite 300, Bloomington, Minnesota 55437.

Item 3.  Source and Amount of Funds or Other Consideration.

       Item 3 of the Schedule 13D is hereby amended to state the following:

       Oracle acquired the shares of Carleton Common Stock pursuant to the Merger Agreement with funds from its working capital for an aggregate amount of approximately $8,214,475.

Item 4.  Purpose of Transaction.

       Item 4 of the Schedule 13D is hereby amended to state the following:

       On January 21, 2000, Oracle completed its acquisition of Carleton pursuant to the Merger Agreement and the Plan of Merger. Buyer Subsidiary merged with and into Carleton, with Carleton being the surviving corporation, and each issued and outstanding share of Common Stock of Carleton was converted into the right to receive $2.45 in cash, without interest, pursuant to the Merger Agreement and the Plan of Merger.

       The Option that Carleton granted to Oracle prior to the consummation of the Merger to purchase a certain number of shares of Carleton Common Stock, exercisable upon the occurrence of certain specified events, was never exercised. As a result of the consummation of the Merger, Oracle beneficially owns 100 shares, or 100%, of the outstanding Carleton Common Stock. Other than in connection with the Merger described above, the reporting person has no plans or proposals which relate to or would result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

       Copies of the Merger Agreement and the Plan of Merger were included as Exhibits to the Schedule 13D and are incorporated herein by reference. The foregoing description of such agreements is qualified in its entirety by reference to such Exhibits.

Item 5.  Interest in Securities of the Issuer.

       Paragraphs (a) - (d) of Item 5 of the Schedule 13D are hereby amended to read as follows:

       (a) After the consummation of the Merger, Oracle beneficially owns 100 shares of Carleton Common Stock, as determined in accordance with Rule 13d-3.

       (b) Oracle has the sole power to vote and dispose of the 100 shares of Carleton Common Stock that it beneficially owns.

       (c) Other than the acquisition of shares of Common Stock pursuant to the consummation of the Merger, Oracle has not engaged in any transaction in the past sixty days with respect to the Common Stock of Carleton.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 2000


ORACLE CORPORATION



/s/  DANIEL COOPERMAN
---------------------
(Signature)


Daniel Cooperman
Senior Vice President, General Counsel and Secretary